UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d -1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240-d-2(a)

THT HEAT TRANSFER TECHNOLOGY, INC.
(Name of Issuer)

COMMON STOCK, PAR VALUE $0.001 PER SHARE
(Title of Class of Securities)

886031 103
(CUSIP Number)

Guohong Zhao
THT Industrial Park
No.5 Nanhuan Road, Tiexi District
Siping, Jilin Province 136000
People’s Republic of China
(86) 434-3265241

copies to:

Louis A. Bevilacqua, Esq.
Pillsbury Winthrop Shaw Pittman LLP
2300 N Street, N.W.
Washington, DC 20037-1122
(202) 663-8158
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 3, 2012
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d -1(e), 240.13d -1(f) or 240.13d -1(g), check the following box [   ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d -7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The Information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 886031 103

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
GUOHONG ZHAO

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f)		☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
PEOPLE’S REPUBLIC OF CHINA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
4,559,214 (1)

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
4,559,214

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,559,214
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
22.29% (1)

14	TYPE OF REPORTING PERSON

IN

(1) A total of 20,453,500 shares of the Issuer’s common stock are considered to be outstanding, pursuant to SEC Rule 13d-3(d)(1), as of December 7, 2011. For each beneficial owner above, any options exercisable within 60 days have been included in the denominator. Beneficial ownership for purposes of this Statement have been computed in accordance with Rule 13d-3(d)(1) promulgated under the Act.

CUSIP No. 886031 103

Item 1. Security and Issuer.

The class of equity securities to which this statement (the “Statement”) relates is the common stock, par value $0.001 per share (the “Common Stock”) of THT Heat Transfer Technology, Inc., a Nevada corporation (the “Issuer”). The Issuer’s principal executive offices are located at THT Industrial Park, No. 5 Nanhuan Road, Tiexi District, Siping, Jilin Province 136000, People’s Republic of China.

Item 2. Identity and Background.

(a)       The person filing this Statement is Mr. Guohong Zhao, a natural person (the “Reporting Person”).

(b)       The business address of Mr. Zhao is THT Industrial Park, No.5 Nanhuan Road, Tiexi District, Siping, Jilin Province 136000, People’s Republic of China.

(c)       Mr. Zhao is the CEO and Chairman of the Issuer.

(d)-(e) During the last five years, the Reporting Person has not been (A) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (B) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)       Mr. Zhao is a citizen of the People’s Republic of China.

Item 3. Source and Amount of Funds or Other Consideration.

On June 30, 2009, Ms. Jinghua Zhao, the sole shareholder of Wisetop International Holdings Limited (“Wisetop”), entered into an option agreement (the “Option Agreement”) with Mr. Guohong Zhao, the Issuer’s Chairman and CEO and a founder of the Issuer’s subsidiary, Siping City Juyuan Hanyang Plate Heat Exchanger Co. Ltd., a PRC company (“Siping Juyuan”). Pursuant to the Option Agreement, Mr. Zhao was granted an option to acquire all of the equity interests of Wisetop owned by Ms. Zhao after the transfer of the Option Shares as defined below (the “Interest”), for an exercise price of $3,246,160. The Option Agreement was amended on May 16, 2011 to extend the exercise period. Pursuant to the Option Agreement, as amended, Mr. Zhao may exercise this option, in whole and not in part, during the period commencing on the 180th day following the date of the option agreement and ending on the third anniversary of the date thereof. In addition, Mr. Zhao shall not have any rights to dividends or distributions or any other rights of an equity holder of Wisetop with respect to the Interest until the Interest has been issued to him upon exercise of the option; provided, however, that if Wisetop makes a distribution or dividend during the term of the option, then the property so distributed or the property that is the subject of the dividend will be held in trust by Ms. Zhao in favor of Mr. Zhao during the term of the option and become part of the Interest transferable to Mr. Zhao upon exercise of the option.

On June 30, 2009, Wisetop entered into separate option agreements with the other original founders of Siping Juyuan pursuant to which such founders were granted options to purchase an aggregate of 10,240,786 shares of the Issuer’s Common Stock owned by Wisetop (the “Option Shares”) at an exercise price of $0.712 per share. On December 17, 2010, the founders exercised their options. On December 23, 2010, the shares were transferred to the founders. Wisetop owned 4,559,214 after the option exercise.

On November 29, 2011, Mr. Zhao exercised his option. On December 15, 2011, all of the 4,559,214 shares owned by Wisetop were transferred to Mr. Zhao.

CUSIP No. 886031 103

Item 4. Purpose of Transaction.

The Reporting Person acquired the shares of Common Stock reported in this Statement pursuant to the Option Agreement. The Reporting Person has no present plans or proposals that would relate to or result in any of the matters set forth in subparagraphs (a)-(j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

(a)      For purposes of Rule 13d-3 promulgated under the Exchange Act, Mr. Zhao owns and controls the 4,559,214 shares of the Issuer’s Common Stock, representing 22.29% of the outstanding shares of the Issuer’s Common Stock (based on 20,453,500 shares of Common Stock outstanding as of December 7, 2011).

(b)      Mr. Zhao has sole voting and dispositive power over the 4,559,214 shares of the Issuer’s Common Stock. Mr. Zhao does not own any other securities of the Issuer.

(c)       Other than the transactions described Item 3 above, the Reporting Person has not been involved in any transactions involving the securities of the Issuer in the last 60 days.

(d)       Except as otherwise indicated above, no other persons are known that have the right to receive or the power to direct the receipt of dividends from, or the proceeds of sale of, such securities.

(e)       Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Except as otherwise indicated above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons or between any Reporting Person and any other person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits.

Exhibit 1	Option Agreement, dated June 30, 2009, between Ms. Jinghua Zhao and Mr. Guohong Zhao [incorporated by reference to Exhibit 2 to the Issuer’s Schedule 13D filed on July 22, 2009].

Exhibit 2	Amended Option Agreement, dated May 26, 2011, between Ms. Jinghua Zhao and Mr. Guohong Zhao [incorporated by reference to Exhibit 3 to the Issuer’s Schedule 13D filed on June 9, 2011].

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 3, 2012

By: /s/ Guohong Zhao
Name: Guohong Zhao